EXHIBIT 21.1

Names of Subsidiaries	State of Incorporation/ Organization	Name Under Which Business is Done

1. Camden Operating, L.P.	Delaware	Camden Operating, L.P.

2. Camden USA, Inc.	Delaware	Camden USA, Inc.

3. Camden Development, Inc.	Delaware	Camden Development, Inc.

4. Camden Realty, Inc.	Delaware	Camden Realty, Inc.

5. Camden Builders, Inc.	Delaware	Camden Builders, Inc.